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SEC FILE NUMBER
8- 42634

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 6 2006 WASH. D.C. 213

06006228

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DABBAH SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 EAST 46th STREET
(No. and Street)

NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(212) 697-9870
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FELDMAN SABLOSKY MASSONI & COMPANY
(Name — if individual, state last, first, middle name)

300 BUCKELEW AVENUE (Address) JAMESBURG (City) NEW JERSEY (State) 08831 (Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, STEVE DABBAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DABBAH SECURITIES CORP., as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

ROBERT FISHER
Notary Public State of New York
No. 01FI1232555
Qualified In New York County
Commission Expires Oct. 31, 20 09

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of CASH FLOWS
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DABBAH SECURITIES CORP.

FINANCIAL REPORT

DECEMBER 31, 2005 AND 2004

DABBAH SECURITIES CORP.
TABLE OF CONTENTS

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the accompanying balance sheets of Dabbah Securities Corp. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Dabbah Securities Corp. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 18, 2006

DABBAH SECURITIES CORP.
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004

ASSETS

	2005	2004
Current Assets:		
Cash and cash equivalents	$ 15,599	$ 32,906
Marketable securities, at market value	1,469,929	1,085,579
Investments in non-marketable securities	---	65,000
Deposit with clearing broker	25,000	25,000
Commissions receivable	452	611
Other current assets	65,846	457,561
Total Current Assets	1,576,826	1,666,657
Property and Equipment, less accumulated depreciation of $212,457 and $189,344, respectively	99,350	122,463
Security Deposits	3,100	3,100
Total Assets	$ 1,679,276	$ 1,792,220

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current Liabilities:		
Accounts payable	$ 17,474	$ 16,793
Accrued payroll and related liabilities	240	77
Due to broker	90,517	123,204
Securities sold but not yet purchased	1,335	---
Income taxes payable	300	300
Loan payable officer	113,593	298,593
Total Current Liabilities	223,459	438,967
Stockholder's Equity:		
Common stock, no par value; authorized 10,000 shares, issued and outstanding 3,000 shares	59,800	59,800
Additional paid-in capital	1,010,000	1,010,000
Retained earnings	386,017	283,453
Total Stockholder's Equity	1,455,817	1,353,253
Total Liabilities and Stockholder's Equity	$ 1,679,276	$ 1,792,220

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Revenues:		
Management fees	$111,358	$1,122,054
Commissions	161,586	46,523
Interest and dividend	11,152	8,103
Realized trading gains (losses)	408,941	294,712
Other income	35,101	49,260
	728,138	1,520,652
Expenses:		
Investment advisory fees	---	1,046,760
Trading expenses and commissions	181,029	120,485
Officer's salary	49,000	---
Other salaries	12,000	12,000
Payroll taxes	4,915	1,129
Occupancy and equipment rental	69,667	86,322
Communications	25,005	25,698
Interest	19,019	13,968
Membership fees	62,495	58,883
License and registration fees	4,971	11,838
Professional fees	54,542	51,394
Other operating expenses	116,518	173,332
Depreciation	23,113	25,307
	622,274	1,627,116
Income (Loss) before Provision for Income Taxes	105,864	(106,464)
Provision for Income Taxes	3,300	2,585
Net Income (Loss)	$102,564	$ (109,049)

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balances - January 1, 2004	3,000	$ 59,800	$ 1,010,000	$ 392,502	$ 1,462,302
Net (Loss)	---	---	---	(109,049)	(109,049)
Balances - December 31, 2004	3,000	59,800	1,010,000	283,453	1,353,253
Net Income	---	---	---	102,564	102,564
Balances - December 31, 2005	3,000	$ 59,800	$ 1,010,000	$ 386,017	$ 1,455,817

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Cash Flows From Operating Activities:		
Cash received from commissions and trading	$1,076,671	$1,545,124
Cash paid for trading, selling and administrative expenses	(581,761)	(1,605,132)
Interest and dividends received	11,152	8,103
Interest paid	(19,019)	(13,968)
Taxes (paid) received	---	(21,493)
Net Cash Provided by (Used in) Operating Activities	487,043	(87,366)
Cash Flows From Investing Activities:		
Outflows:		
Purchase of marketable securities	(319,350)	(97,931)
Purchase of property and equipment	---	(5,855)
Net Cash Used in Investing Activities	(319,350)	(103,786)
Cash Flows From Financing Activities:		
Inflows:		
Loan from officer	---	18,600
Outflows:		
Repayment of officer loan	(185,000)	---
Net Cash Provided by (Used in) Financing Activities	(185,000)	18,600
Net (Decrease) in Cash and Cash Equivalents	(17,307)	(172,552)
Cash and Cash Equivalents - Beginning of Year	32,906	205,458
Cash and Cash Equivalents - End of Year	$ 15,599	$ 32,906

See notes to financial statements.

DABBAH SECURITIES CORP.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
Reconciliation of Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Net Income (Loss)	$ 102,564	(109,049)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities:		
Depreciation	23,113	25,307
(Increase) Decrease in:		
Commissions receivable	159	502
Other current assets	391,715	(105,099)
Increase (Decrease) in:		
Accounts payable	681	(3,160)
Accrued payroll and related liabilities	163	(163)
Due to broker	(32,687)	123,204
Securities sold but not yet purchased	1,335	---
Income taxes payable	---	(18,908)
Total Adjustments	384,479	21,683
Net Cash Provided by (Used in) Operating Activities	$ 487,043	$ (87,366)

See notes to financial statements.

Note 1 - The Company and Summary of Significant Accounting Policies:

The Company

The Company was organized as a corporation under the laws of Delaware on September 8, 1989, to function as a Broker Dealer. The Company's broker dealer registration was declared effective May 22, 1991.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years. Maintenance and repair costs are expensed when incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Other Current Assets:

Other current assets consist of the following:

	2005	2004
Equity in commodities future trading account:		
Amount due from broker	$ 84,470	$ 446,903
Open option contracts - at market	(6,100)	(429)
Net unrealized trading losses on open futures contracts	(40,092)	(21,645)
Prepaid expenses	27,568	32,732
	$ 65,846	$ 457,561

Note 3 - Securities Owned and Sold but Not Yet Purchased:

Marketable securities owned and sold but not yet purchased consist of U.S. obligations, which mature in less than one year, are held to maturity and valued at market, which approximates cost plus accrued interest.

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at market value, with the change in fair value during the period included in earnings.

Investments in securities are summarized as follows at December 31, 2005:

	Owned Fair Value	Sold But Not Yet Purchased
Trading Securities:		
Common stock	$ 1,055,370	$ —
Options	—	1,335
	$ 1,055,370	$ 1,335
Held to Maturity:		
U.S. Obligations	$ 414,559	$ —

Note 4 - Property and Equipment:

Property and equipment consisted of the following at December 31, 2005 and 2004

	2005	2004
Computer equipment	$ 153,566	$ 153,566
Furniture and fixtures	72,834	72,834
Office equipment	5,145	5,145
Leasehold improvements	80,262	80,262
	311,807	311,807
Less: accumulated depreciation	212,457	189,344
	$ 99,350	$ 122,463

Depreciation expense for the years ended December 31, 2005 and 2004 amounted to $23,113 and $25,307, respectively.

Note 5 - Loan Payable Officer:

The Company's president and sole stockholder loaned $279,993 in December, 2003 to the Company payable on demand without interest. As of December 31, 2005 and 2004, loan payable officer amounted to $113,593 and $298,593, respectively.

Note 6- Income Taxes:

Income tax expense for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Current:		
Federal	$ —	$ —
State and local	3,300	2,585
Deferred	—	—
	$ 3,300	$ 2,585

No provision has been made for Federal and State income taxes due to the Company's election to be treated as an "S" corporation for Federal and State income tax purposes.

Note 7- Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2005 and 2004, the Company had net capital of $840,139 and $682,451, which was $740,139 and $582,451 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was 3.8 to 1 and 1.6 to 1, respectively.

Note 8- Commitments:

The Company is obligated under an office lease which expires in July, 2008 The lease requires the Company to pay real estate tax escalation and utilities. Future minimum lease payments are approximately as follows:

Year Ending December 31	
2006	$ 51,026
2007	52,302
2008	30,950
Future Minimum Lease Payments	$ 134,278

Note 9- Fair Value of Financial Instruments:

In accordance with Statement of Accounting Standards No.107, the Company is required to disclose the fair market value of its financial instruments, which consist of cash and cash equivalents and marketable securities. The fair value of the marketable securities are disclosed in Note 3 and the cash and cash equivalents are their carrying amounts due to their short term nature.

FSM FELDMAN SABLOSKY MASSONI & COMPANY
Certified Public Accountants

300 Buckelew Avenue
Jamesburg, New Jersey 08831
(Tel) 732-521-5300
(Fax) 732-521-9119

INDEPENDENT AUDITORS' REPORT ON SYSTEM OF INTERNAL ACCOUNTING CONTROL

Board of Directors
Dabbah Securities Corp.
New York, New York

We have audited the financial statements of Dabbah Securities Corp. for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 18, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Dabbah Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph

and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are expected in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Dabbah Securities Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchanges Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Feldman Sablosky Massoni & Company

Jamesburg, New Jersey
January 18, 2006

DABBAH SECURITIES CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT - PART II A
DECEMBER 31, 2005 AND 2004

	2005	2004
Computation of Net Capital Pursuant to Rule 15c 3-1		
Total Stockholder's Equity	$1,455,817	$1,353,253
Less:		
Prepaid expenses	27,568	32,732
Property and equipment	99,350	122,463
Security deposits	3,100	3,100
Haircut on firm trading account and investments	309,712	256,796
Commodity futures contracts and spot commodities - proprietary capital charges	175,948	255,711
Net Capital	$ 840,139	$ 682,451
Computation of Basic Net Capital Requirements:		
Aggregate Indebtedness	$ 223,459	$ 438,967
Minimum Net Capital required based on aggregate indebtedness	$ 13,966	$ 27,435
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net Capital Requirement	$ 100,000	$ 100,000
Excess Net Capital	740,139	582,451
Net Capital	$ 840,139	$ 682,451
Reconciliation of Net Capital with Focus Report - Part II A:		
Focus Report - Part II a:		
Excess Net Capital	$ 740,139	$ 582,451
Net Capital Requirement	100,000	100,000
Net Capital per Audited Computation	840,139	682,451
Immaterial Audit Adjustments	---	1,355
Net Capital per Focus Report	$ 840,139	$ 683,806

See the accompanying independent auditors' report.